

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2009

Mr. Alonso Quintana Kawage
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico

      RE: Empresas ICA, S.A.B. de C.V.
              Form 20-F for the fiscal year ended December 31, 2008
              Filed June 12, 2009
              File # 1-11808

Dear Mr. Kawage:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 47
Long-Lived Assets, page 50

1. Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses under SFAS 144. In this regard, please include a qualitative and quantitative description of the material assumptions used and provide sensitivity analyses for each assumption based on reasonably likely changes. See Section V of the SEC Interpretive Release No. 33-8350.

2. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how you review your real estate inventories for impairment under SFAS 144. In this regard, please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. See Section V of the SEC Interpretive Release No. 33-8350. In addition, we note your disclosure on page 36 that you intend to hold certain of your residential properties in reserve until the market stabilizes. Please explain how you have considered this decision in your impairment analysis.

Liquidity and Capital Resources, page 56

3. Please revise future filings to include a more specific and comprehensive discussion of the underlying drivers that led to material changes in your operating cash flows. See Section IV.B of the SEC Interpretive Release No. 33-8350.

4. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

5. We note from your disclosure on page 10 that you are required to meet certain requirements and ratios in order to bid on large infrastructure projects. Given that an inability to meet these requirements and ratios would have adverse impact on your financial condition and results of operations, please revise future filings to provide a specific and comprehensive discussion of the terms of the requirements and ratios as well as the actual and permitted amounts at each reporting date.

A. Legal and Administrative Proceedings, page 78

6. We note that you have provided a detailed discussion of various legal proceedings. Please revise future filings to clarify whether you believe a material loss is possible related to each of these proceedings. If a material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.

Item 15(b). Management's Annual Report on Internal Control Over Financial Reporting, page 95

7. We note the statement in the last paragraph that management "believes" that the company maintained an effective internal control over financial reporting as of December 31, 2008. Please advise us as to whether management "concluded" that your internal control over financial reporting was effective as of the end of the period covered by the report. Please also comply with this comment in future filings.

Reports of Independent Registered Public Accounting Firms, page F-2

8. We note that the opinion from Galaz, Yamazaki, Ruiz Urquiza, S.C. states that they did not audit the consolidated financial statements of certain subsidiaries. Please confirm to us, and consider revising future filings to clarify, that the only subsidiary not audited by this firm was ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries, as we note only one additional Report of Independent Registered Public Accounting Firm as provided for this entity on page F-3.

Note 29. Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America, page F-57

General

9. We note your disclosure on page 31 that shares of SETA held by Aeroinvest are subject to puts and calls. With a view towards future disclosure, please tell us how you are accounting for this obligation under U.S. GAAP. Reference FAS 150.

Statement of Cash flows, page F-69

10. Please help us understand how the your cash and cash equivalents total at the end of the year of Ps. 3,504,315 reconciles to your balance sheet total of Ps. 4,555,826. In addition, we note from your disclosure on page 57 that use of the cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires shareholder consent. It appears that you have included these amounts in your cash and cash equivalents balances. Please tell us what consideration you gave to classifying the balances as restricted cash for U.S. GAAP purposes. Reference Article 5-02 of Regulation S-X.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andy Schoeffler, Staff Attorney, at (202) 551-3865 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief